Exhibit (12)(b)

WACHOVIA CORPORATION AND SUBSIDIARIES
COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS

			Six
			Months
			Ended June 30,		Years Ended December 31,
(In millions)			2004		2003	2002	2001	2000	1999
EXCLUDING INTEREST ON DEPOSITS
Pretax income from continuing operations			$3,705		6,080	4,667	2,293	632	4,831
Fixed charges, excluding preferred stock dividends and capitalized interest			1,126		2,309	2,414	3,734	4,963	3,751

Earnings	(A	)	$4,831		8,389	7,081	6,027	5,595	8,582

Interest, excluding interest on deposits			$1,017		2,113	2,247	3,581	4,828	3,645
One-third of rents			109		196	167	153	135	106
Preferred stock dividends			—		5	19	6	—	—
Capitalized interest			—		—	—	—	—	—

Fixed charges (a)	(B	)	$1,126		2,314	2,433	3,740	4,963	3,751

Consolidated ratios of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	(A)/	(B)	4.29	X	3.63	2.91	1.61	1.13	2.29

INCLUDING INTEREST ON DEPOSITS
Pretax income from continuing operations			$3,705		6,080	4,667	2,293	632	4,831
Fixed charges, excluding preferred stock dividends and capitalized interest			2,428		4,669	5,844	8,478	10,232	7,805

Earnings	(C	)	$6,133		10,749	10,511	10,771	10,864	12,636

Interest, including interest on deposits			$2,319		4,473	5,677	8,325	10,097	7,699
One-third of rents			109		196	167	153	135	106
Preferred stock dividends			—		5	19	6	—	—
Capitalized interest			—		—	—	—	—	—

Fixed charges (a)	(D	)	$2,428		4,674	5,863	8,484	10,232	7,805

Consolidated ratios of earnings to fixed charges and preferred stock dividends, including interest on deposits	(C)/	(D)	2.53	X	2.30	1.79	1.27	1.06	1.62

(a) The amount of fixed charges do not include other obligations which exist under Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others”.